

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2010

Kevin S. Crutchfield
Chief Executive Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 2345
Abingdon, Virginia  24212

> **Re:** **Alpha Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 1-32331**

Dear Mr. Crutchfield:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director